
03025840

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

The Merchants Bank
401(k) Employee Stock Ownership Plan
(Full Title of the plan)

MERCHANTS BANCSHARES, INC
(Name of issuer of the securities held pursuant to the plan)

275 Kennedy Drive
South Burlington, Vermont 05403
(Address of principal executive office)


SEC MAIL
PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C.
181
SECTION

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
FORM 11-K
December 31, 2002 and 2001

TABLE OF CONTENTS

McSOLEY McCOY & CO.
certified public accountants and consultants

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Independent Auditors' Report

To the Retirement Committee
The Merchants Bank
South Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan as of December 31, 2002 and 2001 and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

April 9, 2003
VT Reg. No. 92-349

McSoley McCoy & Co

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Investments, at fair value (note 3):		
Corporate stock - Merchants Bancshares, Inc. (note 6)	$ 12,055,812	$ 13,384,941
Equity mutual funds	3,599,354	3,215,690
Money market funds	779,864	393,173
Participant loans receivable	489,920	436,691
Total investments	16,924,950	17,430,495
Cash	12,948	35,298
Liabilities:		
Participant loans payable	3,500	1,976
Due to brokers	19,534	34,994
Net assets available for plan benefits	$ 16,914,864	$ 17,428,823

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002

	Participant Directed Funds	Non Participant Directed		Total
		Holding Account	Loan Fund	
Additions to net assets attributed to:				
Investment income:				
Net appreciation (depreciation) in fair value of investments (note 3)	$ (1,491,838)	$ -	$ -	$ (1,491,838)
Interest and dividend income	562,589	471	-	563,060
Total investment income	(929,249)	471	-	(928,778)
Contributions:				
Participant contributions	768,304	-	-	768,304
Employer contributions	788,924	-	-	788,924
Total contributions	1,557,228	-	-	1,557,228
Loan repayments	206,260	-	(206,260)	-
Total additions	834,239	471	(206,260)	628,450
Deductions from net assets attributed to:				
Benefits paid to participants	(1,089,571)	(2,039)	(50,799)	(1,142,409)
Loans to participants	(310,288)	-	310,288	-
Total deductions	(1,399,859)	(2,039)	259,489	(1,142,409)
Net increase (decrease) for the year	(565,620)	(1,568)	53,229	(513,959)
Net assets available for plan benefits:				
Beginning of the year	16,990,564	1,568	436,691	17,428,823
End of the year	$ 16,424,944	$ -	$ 489,920	$ 16,914,864

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

	Participant Directed Funds	Non Participant Directed: Holding Account	Non Participant Directed: Loan Fund	Total
Additions to net assets attributed to:				
Investment income:				
Net appreciation in fair value of investments (note 3)	$ 3,910,756	$ -	$ -	$ 3,910,756
Interest and dividend income	466,042	(4,137)	(6)	461,899
Total investment income	4,376,798	(4,137)	(6)	4,372,655
Contributions:				
Participant contributions	635,423	(9,051)	-	626,372
Employer contributions	776,302	-	-	776,302
Total contributions	1,411,725	(9,051)	-	1,402,674
Loan repayments	152,676	-	(152,676)	-
Total additions	5,941,199	(13,188)	(152,682)	5,775,329
Deductions from net assets attributed to:				
Benefits paid to participants	(1,568,311)	(4,273)	(33,382)	(1,605,966)
Loans to participants	(271,587)	-	271,587	-
Total deductions	(1,839,898)	(4,273)	238,205	(1,605,966)
Net increase (decrease) for the year	4,101,301	(17,461)	85,523	4,169,363
Net assets available for plan benefits:				
Beginning of the year	12,889,263	19,029	351,168	13,259,460
End of the year	$ 16,990,564	$ 1,568	$ 436,691	$ 17,428,823

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(1) Description of Plan

The following description of The Merchants Bank 401(k) Employee Stock Ownership Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General - Effective January 1, 1990, The Merchants Bank ("the Bank") established The Merchants Bank 401(k) Employee Stock Ownership Plan, as a replacement plan for The Merchants Bank Employee Stock Ownership Plan originally established January 1, 1980. Effective October 1, 2002, the trustee of the Plan is the Charles Schwab Trust Company ("the Trustee"). Prior to that date, the trustee was the Merchants Trust Company. The Bank is a wholly owned subsidiary of Merchants Bancshares, Inc.

The Plan covers the employees of the Bank and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Eligibility - All employees at least nineteen years old are eligible to participate in the Plan on the first entry date following the date the employee has completed at least six consecutive months of service regardless of the hours of service. The entry dates are January 1, April 1, July 1, and October 1 of each Plan year.

(c) Contributions - Contributions to the Plan are made by both the Bank and the employee. An individual employee may elect to contribute a percentage of his or her compensation not to exceed 75% and not exceeding a maximum of $11,000 for 2002 and $10,500 for 2001. The Bank's matching contribution is made on a discretionary basis, as a percentage of employee contributions or in any amount set by the Board of Directors of the Bank annually and communicated to the participants prior to the first day of the Plan year to which the Bank matching contribution shall apply. In addition, employees can make a supplemental contribution which will not be matched by the Bank. In 2002 and 2001, the Bank matched employee contributions at 200% ($2.00 for each $1.00) up to 4.5% of an employee's compensation, not to exceed $14,400.

(d) Vesting - Participants are immediately vested with respect to their contributions and the Bank's matching contributions made after December 31, 1989.

(e) Forfeitures - Forfeitures are used to reduce Bank matching contributions.

(f) Payment of Benefits and Withdrawals - Distributions from the Plan will be made in cash and Merchants Bancshares, Inc. common stock, based on the allocation of the participants' account balances at the time of distribution.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2002 and 2001

Description of Plan (continued)

(g) Participant Loans - All participants may borrow against their accounts. Loans shall not be less than $500 nor greater than the lesser of (1) $50,000, which must be reduced by the excess of the highest outstanding loan balance during the preceding twelve month period over the outstanding loan balance on the date the loan is made or (2) one half of the present value of the participant's vested nonforfeitable accrued benefits under the Plan. Loans carry an annual interest rate of 1% over the Bank's prime rate. Only two loans per participant may be outstanding at any time. Loans are repaid over a period not greater than 60 months.

(h) Administrative Expenses - Plan expenses are offset by forfeitures. All plan expenses in excess of forfeitures are paid for by the Plan sponsor.

(2) Summary of Significant Accounting Policies

(a) Accrual Basis - The accounting records of the Plan are maintained on the accrual basis of accounting.

(b) Investments and Investment Income - Investments are held and maintained by the Plan trustee and are reported at fair value. Investments other than participant loans receivable are valued at quoted market prices in an active market as of the close of business on the last day of the year. Participant loans receivable are valued at estimated fair market value.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

(c) Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Investments

Non-participant directed investments include participant loans receivable totaling $489,920 and $436,691 as of December 31, 2002 and 2001, respectively. Also included in non-participant directed investments are money market funds of $1,568 as of December 31 2001.

Investments (continued)

The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
Merchants Bancshares, Inc. Common Stock (534,863 shares in 2002 and 557,706 shares in 2001)	$ 12,055,812	$ 13,384,941
PIMCO Total Return Fund (90,948.823 shares in 2002)	970,424	-
	$ 13,026,236	$ 13,384,941

During 2002, the Plan changed the third party administrators. Effective October 1, 2002 the Charles Schwab Trust Company is responsible for the trustee functions of the Plan and Milliman USA is responsible for the recordkeeping functions. In addition, the investment options available to participants were changed. A description of the investment fund choices held and maintained by the Plan trustee available as of December 31, 2002 are as follows:

(a) Merchants Bancshares - This fund is invested in common stock of the Plan sponsor's parent, Merchants Bancshares, Inc.

(b) Artisan International Fund – Artisan International Fund seeks long-term capital growth. The fund ordinarily invests at least 65% of assets in equities of foreign issuers; it normally maintains investments in at least three foreign countries.

(c) Artisan Midcap Fund – This fund seeks long-term capital growth. The fund primarily invests in common stocks of mid-size companies.

(d) AXA Rosenberg US Smallcap – This fund seeks total return greater than that of the Russell 2000 index. The fund invests at least 65% of assets in common stocks of issuers with capitalizations of less than $750 million. It may invest without limit in foreign issues traded on U.S. exchanges.

(e) Harbor Capital Appreciation Fund – This fund seeks long-term growth of capital; dividend income is secondary. The fund normally invests at least 65% of assets in equity securities of established companies, typically those with market capitalizations of at least $1 billion.

(f) Legg Mason Value TR Income Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities that are undervalued in relation to the long-term earning power or asset value of their issuers. It generally invests in companies with market capitalizations in excess of $5 billion, but may invest in companies of any size.

(g) Longleaf Partners Fund – This fund seeks long-term capital growth. The fund invests primarily in common stocks; at least 75% of the equity portion consists of common stocks issued by companies with market capitalizations greater than $1 billion. The advisor typically selects stocks of companies that it believes have unrecognized intrinsic value. The fund may invest the balance of assets in equities of smaller companies, debt securities, options, warrants, and money market instruments. It may also invest up to 30% of assets in foreign securities.

Investments (continued)

(h) Loomis Sayles Bond Fund – This fund seeks total return through a combination of current income and capital appreciation. The fund invests primarily in investment-grade securities, although it may invest up to 35% of its assets in lower fixed income securities and up to 20% of its assets in preferred stocks. The fund may invest in fixed income securities of any maturity.

(i) Oakmark Fund Harris Association – This fund seeks long-term capital appreciation. The fund principally invests in United States securities. It may invest up to 25% of assets in foreign securities. The fund will normally not invest greater than 5% of assets in the securities of issuers based in emerging markets.

(j) Oakmark International Fund – This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in foreign securities.

(k) PIMCO Total Return Fund – This fund seeks total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies.

(l) Selected American Shares Fund – This fund seeks growth of capital and income. The fund normally invests at least 65% of assets in securities of U.S. companies, including common stocks, convertibles, fixed-income securities, and short-term instruments. It invests chiefly in blue-chip firms with market capitalizations in excess of $1 billion. The fund may invest up to 30% of assets in debt rated below investment-grade.

(m) TCW Galileo Select Equities Fund – This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in common stocks and convertibles of well-established companies with market capitalizations of $1 billion or more. It typically maintains 30-50 individual securities, and usually holds them for one to two years. The fund may invest up to 25% of assets in foreign securities. It is non-diversified.

(n) Vanguard Bond Index Fund – This fund seeks to replicate the performance of the Lehman Brothers 1-5 Year Government/Corporate Bond index. The fund normally invests at least 80% of assets in securities included in the index. The index comprises U.S. government obligations and investment-grade corporate bonds with maturities between one and five years. The investment mix typically mirrors the weighting of the different bond classes in the Index. It may invest up to 20% of assets in short-term money market instruments.

(o) Vanguard Total Return Bond Market Index Fund – This fund seeks to replicate the total return of the Lehman Brothers Aggregate Bond Index. The fund normally invests at least 80% of assets in securities listed on the Index. It attempts to keep its portfolio weightings in line with the weightings of the Index.

Investments (continued)

Net appreciation (depreciation) in the fair value of investments during the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Mutual funds	$ (433,076)	$ (533,793)
Common stock - Merchants Bancshares, Inc.	(1,058,762)	4,444,549
	$ (1,491,838)	$ 3,910,756

(4) Tax Credit Payroll-Based Employee Stock Ownership Provision (PAYSOP)

In 1982, the Board of Directors adopted a tax credit employee stock ownership plan provision. Under the provisions of former Code Section 41 of the Internal Revenue Code, the Bank received tax credits for its PAYSOP contributions to the Plan. PAYSOP participant account balances are included in the 401(k) ESOP Fund.

(5) Income Tax Status

The Plan received a determination letter from Internal Revenue Service dated March 21, 2002. The letter states that the Plan is qualified under Section 401(k) of the Internal Revenue Code as a qualified employee stock ownership plan with a cash or deferred arrangement described in Code Section 401(k). As such, employee contributions through salary reduction, employer contributions and Plan earnings will not be taxable to participants until distributed or withdrawn from the Plan. The Plan was amended in December 2002 in order to comply with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 and to allow participants to diversify the amount of Bank stock in their Plan account.

(6) Related Party Transactions

At December 31, 2002 and 2001, the Plan held $12,055,812 and $13,384,941, respectively, of Merchants Bancshares, Inc. common stock, the Plan sponsor's parent.

(7) Plan Termination

The Bank intends to continue the Plan indefinitely; however, the Plan is voluntary on the part of the Bank, and the Bank reserves the right to modify or terminate the Plan at any time. In the event of Plan termination, participants will remain 100% vested in their accounts, net of any expense to the Plan.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
December 31, 2002

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of Year

Plan Sponsor : Merchants Bank

Administrator's EIN: 03-0141230
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Schwab Institutional Advantage Money Fund	779,864.310	Units		779,864
	Artisan International Fund	37,288.551	Shares		551,498
	Artisan Midcap Fund	19,796.082	Shares		387,211
	AXA Rosenberg US Smallcap Institutional	13,681.229	Shares		128,193
*	Merchants Bancshares	534,863.000	Shares		12,055,812
	Harbor Capital Appreciation Fund	4,504.532	Shares		91,037
	Legg Mason Value TR Income Fund	2,220.185	Shares		96,289
	Longleaf Partners Fund	4,278.666	Shares		95,158
	Loomis Sayles Bond Fund	17,693.160	Shares		194,448
	Oakmark Fund Harris Association	18,842.152	Shares		566,772
	Oakmark International Fund	4,720.217	Shares		62,024
	PIMCO Total Return Fund	90,948.823	Shares		970,424
	Selected American Shares Fund	6,139.188	Shares		156,611
	TCW Galileo Select Equities Fund	6,859.128	Shares		79,154
	Vanguard Bond Index Fund	17,962.440	Shares		185,372
	Vanguard Total Return Bond Market Index	3,387.597	Shares		35,163
	Participant Loans	5.75% - 10%			489,920
					16,924,950

THE MERCHANTS BANK
401 (k) EMPLOYEE STOCK OWNERSHIP PLAN
December 31, 2002

Schedule H, line 4j - Schedule of Reportable Transactions

Plan Sponsor : Merchants Bank

Administrator's EIN: 03-0141230
Plan number: 002

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase Price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Schwab Institutional Advantage Money Market Fund	mutual fund	923,633				923,633	923,633	-
Federated Government Money Market Fund	mutual fund		923,633			923,633	923,633	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Merchants Bank
401(k) Employee Stock
Ownership Plan

Date 6/30/03

By 
Thomas Havers
Senior Vice President of Merchants Bank,
sponsor of The Merchants Bank 401(k)
Employee Stock Ownership Plan

Date 6/30/03

By 
Janet Spitler
Chief Financial Officer of Merchants Bank,
sponsor of The Merchants Bank 401(k)
Employee Stock Ownership Plan

Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of The Merchants Bank 401(k) Employee Stock Ownership Plan (the "Plan") for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas R. Havers, Senior Vice President of Merchants Bank, sponsor of The Merchants Bank 401(k) Employee Stock Ownership Plan, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge: (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and the results of operations of the Plan.

The Merchants Bank 401(k) Employee Stock Ownership Plan

By: 

Thomas R. Havers
Senior Vice President of Merchants Bank, sponsor of The Merchants Bank 401(k) Employee Stock Ownership Plan

June 30, 2003
Date

Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of The Merchants Bank 401(k) Employee Stock Ownership Plan (the "Plan") for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Janet P. Spitler, Chief Financial Officer of Merchants Bank, sponsor of The Merchants Bank 401(k) Employee Stock Ownership Plan, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge: (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and the results of operations of the Plan.

The Merchants Bank 401(k) Employee Stock Ownership Plan



By: ______________________
Janet P. Spitler
Chief Financial Officer of Merchants Bank, sponsor of
The Merchants Bank 401(k) Employee Stock
Ownership Plan

June 30, 2003
Date